2024 REPORT

Sen-Jam Pharmaceutical


SEN-JAM
PHARMACEUTICAL

LETTER

Dear investors,

We're excited to share that Sen-Jam is making tremendous strides. With your support, we've completed our Phase 2 clinical trial for SJP-002C, started SJP-001 Phase 2 clinical trial, strengthened our IP portfolio, and attracted top-tier strategic partners. Your belief fuels our mission to bring innovative therapeutics to the world—faster, safer, and more affordably. We are deeply grateful for your continued trust and commitment. As we enter this pivotal phase, your involvement matters more than ever. Let's continue building something truly transformative—together. Thank you for being part of this journey!

We need your help!

Our investors can play a pivotal role in accelerating Sen-Jam's

Our investors can play a pivotal role in accelerating SJP-001's success. Support can include participating in our investment rounds, referring new investors, and introducing potential strategic partners. We also welcome advocacy through social media, media outreach, and sharing our mission. Investors can further contribute by attending events and providing strategic insight and feedback. Together, we can advance our innovative therapeutics and make a lasting global impact on health and wellness.

Sincerely,

Jim Iversen

Co-Founder, CEO

Jacqueline Iversen

Chief Clinical Officer

How did we do this year?

REPORT CARD

A-

☺ The Good

Completed Phase 2 clinical trial for SJP-002c

Patents advanced and submitted for SJP-002C, patents for hepatic encephalopathy and metabolic disease and obesity

Started Phase 2 clinical trial for SJP-001

☹ The Bad

Speed of advancement of SJP-005 with NIDA/NIH

Did not raise institutional money

Did not secure out-license agreement

2024 At a Glance

January 1 to December 31



$0
Revenue



-$4,475,577
Net Loss



$2,762,742 +149%
Short Term Debt



$200,000
Raised in 2024



$598,799
Cash on Hand
As of 04/21/25



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$0 $0

-$4,355,706   -$4,475,577

2023   2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -346%   Earnings per Share: -$0.47

Revenue per Employee: $0   Cash to Assets: 45%   Revenue to Receivables: ~   Debt Ratio: 386%

📄 2020_Reviewed_Financials.pdf   📄 2018___2019_Reviewed_Financials.pdf

📄 Senjam_2021_Reviewed_Financials.pdf

📄 Sen-Jam_Pharmaceuticals__Annual_Financial_Statements_-_Final.pdf

📄 Sen-Jam_Pharmaceuticals__2022_and_2021_Annual_Financial_Statements_-_Final.pdf

We  Our 1,043 Investors

Thank You For Believing In Us

Jerry Eisenband	Nizarali Jetha	Issachar Allen	Arnold Dodderer	Veronica Swor	Jamal Fakhoury
Susan A Schmitt	Scott Place	Johnson Hor	Cody Heisinger	Jayson Rock	Lynne Krause
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Christopher H	Karthik Balachandran	Jim Iversen	Kerry Gassert	Rushin Jansen	Peggy Cantwell...
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Kevin L Schilling	Mike Smith	Ray Rdz	Tia Patterson	Sean Boulet	Jonquil Stephenson
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Vincent Marsh	Charles King	Tony Y	Michael Edrei	Rembrandt C Emanuel	Tomari Fox
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Joyce Go	Pamela A Hook	Janice Mandel	Paul Rosales	Randi Jones	Benita Yanora

Patrick Sanaghan	Stanislav Rozenblat	Richard Chapman	Suzanne L Paul	Dr. Michael Sharrock	Abbass Sekhavat
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Stephen C. Simms	Thomas J Devlin	Lawrence Lipman	Robert Kohler	Lucas Hahn	Richard Kalinowski
Gerard Armstrong	Steven Warren Md	Quay Stoner	Dwain KUEHL	Suzette Wood	Lisa Stefani
Edward Zeldovich	Rajesh Deshpande	Jack B KIRBY JR	Susanne E Blix	Alberto Guerrero	Jason NIELSEN
Jannette D. Street	Deryl Zimmerer	Sudhakar M Reddy	Kenneth Heiler	David W Cai	Scott Maddox
Marissa Rice	Samuel Arthur Sue	Ken Piekarski	Brenna Miletich	Chris Lloyd	Zhenyu Teng
Isaac Johnson	M Roth	Connie Harvey	John Hummel	Robert McCollough	Michael Peele
Yolanda GARRETT	Ibriham Alassaf	Morgan Perras	Sandro Sechi	Moonshot DisruptX	Emmanuel C Osuji
Robert Alexander	Jules Broussard	Gordian Boteilho	Sarah S Pollak	Richard Bjelland	Nathan Ossman
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James Wozniak	Dustin Fox	Simon D	Anthony Grim	Susan C	Robert Joe...
Punit Makwana	Gina H	Ariane Warren	John Morris	Stephen C Talbot	Tobyn Derby-Talbot
Daryl Lynn	Laquanda Knowlin	Jeet Madeyanda	Roberta Sarabin	Mark Betts	Andrew Gutcho
David Doll	Susan Haugerud	S. Franklin	Frederick Warshall	Shelly Larsen	Jason Simon
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Ishaan Wadhwa	David Birrell	Donna Bynum Cathcart	Glenn Williams	Robert Zimmerman	Richard M Larkin
Gary W Stewart	Steve Abbate	Tait Johnson	Robert J Coddington	Carol S Thomas	Richard Keith BARBER
Katrice Tolbert	Clarence Mouton	Lawrence B. Richmond	Jeannette Franklin	Olivia Dell	Hari Subramanian
Deborah Krolikiewicz	Jane Wiltshire	Klemen Misic	Linda Koepp	Tina Montgomery	Jennifer Clark
Jim Petrilla	Rebecca Eby	Lori Villanueva	Ryan Sullivan	David Zilberman	Geoffrey D PELLAK
Mark Partipilo	Jennifer Rasmussen	Philip Conway	Carlos Paneque	Anne Michele...	Adriana Brava
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Lisa Frederick Clayton	Bryan Whitlock	Marilyn Fay	David Peel	Trent Kenworthy	Franz Coreth
Aubrey Layne Sanders	Aldrin Aviananda	Tatjana Lenders	Ariel McCoy	Arsene Charles	Doug Beebe
Sven Burmester	Jackie Garcia	Yu-Chuan Weng	Taylor Holeman	Angela Smith	Timothy J Olson
Paulo D	Saravanadas...	Suraj Vatish	Gregory Hoover	William Aldridge	Abraham Varghese
Michael Jeffrey Bosco	Eric Jensen	Bill Be	Marc Rodriguez	Anthony Serra	Chad Arpe
Ugo Okwuadigbo	Alex Karivalis	Brian Liberatore	Karan Mamaniya	Sailesh Peswani	Jack Chapman
Farhan Simon	Matthew Lenton	Brian Dockery	Shelley FRANKLIN	Matthew Saurin	Celal Izolu
Vincent James	Todd Gilbert	Amy Wulff	Mathias Blot	Michael W Casper	David Gullotti
Adam Sessa	Niket Mody	Susan H FISHER	Elizabeth Bailey	Connor Smith	Ken Banks
Jay Patel	Katherine Ramo	Benjamin J Bauman	Daniel Settanni	Michele Rabbitt-...	Alexa Marsh
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Teng Ge	Glennetta Johnson	Kurt Heun	Eva Green Horizons...	Jeremy Hervey...	Bennett Eric Steinberg
Michael Ferraro	Abhijit Dhar	Stephen Romanelli	Harrison Seidner, PhD	Nicole Remily	Abdul Shukoor
James Romanelli	Couturier Jean-louis	Dorian Nasby	Samuel Schwartz	Aaron Drabkin	James Berkel
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Mac Associates Inc.	Deborah AsberryChua	Dilek Duygu Yavuz	Juan T	Delia O'Malley	Steven Christensen
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Colin Ringleib	Dawn Witte	Edward Sun	Pamela Scerba	JD Gu	Angela R Rogers

Jeff Young	Kristan Purcell	Uriah Karkow	Neal Zahn	Alex Connor	Christine Leonard
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Aikaterini Fineti	James Kanzler	Debra Cucullo	Ryan Landry	Debra Ryan	Steve Monteith
Naresh Neupane	Justin Hennequant	Jasmin X	Arione Williams	Kishore Pamulapati	Alicia Guerrero
Domonic Zello	Donnell Griffin	Sheehan Potts	Nathalie Gallet	Charles Brooks	Kishan Rao Verukonda
Christopher Kargel	Visali Muppala	Quin Davis	Yolanda Levels	Travis Kimball	James Alan Phillips
Isaiah Fomunyam	Mayra Johnson	James Tyrone Hunter	Geogy Philip	Melissa Rodriguez	Daniel Johnsen
Tom Mazza	Rajendra Desai	Donald J Stark	Frank Peart	Adetola Oshi	James J Dehen Jr
Suzette McCurtis	Ramy Abdel-Azim	Waqar Rizvi	Erica Davis	Henry Mandelbaum	Avrohom Vegh
Harbhajan Singh	Feng LING	Joel Granado	Jerry Mower	Joel C Wilson	Jan Edwin Waanders
Jerry Aneke	Ronald A Craig	Rajinder Sharma	Chandni Sharma	Christopher Gordon...	Nicholas Pokora
Michael N Calabro	Leanne Frost	Jerry Kenneth Lack	Manoj SONJE	Michael Cox	Abiola Arogbo
Rebecca L Ostler	Greg Raymond	Jihua Ren	Daniel Anthony...	Scott S Winsor	Zhi Liang Yaw
Shaoping Zhang	Colin Lenahan	Nader Khalil	Ellen Remily	Ian Iversen	Gabriel Torres-Brown
Ignacio Rivero	Jennifer Riccardi	Wanda Bedgood	Hamza Kasumba	Farzaneh MANIZANI	Sharon Dale
Andrea R Jarboe-...	Mitchal Alan Stutes	Felipe Tocornal	Barbara Coleman	John Teets	James Campbell
Jennifer Dunbar	Cathal McConnell	Mark Moore	Eric Roquemore	Nancy Roberts	Patrick Bardon
Ferrell Kent Watson	Hannah Iversen	Raphael Potter	Dragan Pozder	Kellie Polenz	Paul D Williams
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Martha Flowers	Roger McConville	Yannick Henriette	Kelly Henley	Milan "Deder"...	Ethan N. Grodofsky
Alex Michel	Lawrence Hirst	Radha...	Daniel W Smith	Danny Lee	Robert Pope
Mark Javello	Michael Corwin	Shawn A Yarley Show	Prashant Varma	Katherine...	Shawn Duncan
Elizabeth Anderson	Brian Smolens	Mark Rodli	Rajinder Sharma	Jason Coles	Farrah Ofner
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Levete Wallace	Tony Padavich	Christie Ives	Neil Dinh	Windy Bailey	Melody Walker
Aristide Marie Arsène...	Justin Renfro				

Thank You!

From the Sen-Jam Pharmaceutical Team



Jim Iversen

Co-Founder, CEO

Serial entrepreneur and innovative disruptor. 5 exits at $80M. Scaled companies from 0-160 employees and to $50M revenue at W&H Systems, Mincron, and AL Systems....



Jackie Iversen

Co-Founder, Head of Clinical Development

Pharmacist & clinical research expert in pharmacokinetics & pain management. Leading clinical pain educator. Cited in 20+ scientific publications including Pharmacy...



Thomas Dahl, PhD [in]

Head of Product
Development and
Regulatory Affairs

Pharmaceutical clinical
development and regulatory
expert. Former
biotech/pharmaceutical...



Christine Leonard

Head of Strategic
Communications

Seasoned communications
executive. Award-winning
experience leading strategic
communications for Fortune...



Neal Zahn

Director of Global
Licensing

Global business pioneer.
Veteran leading pharmaceutical
business development and
strategic partnerships. Ex-Triov...



Alexander Wissner-Gross

Advisor

Award-winning computer
scientist, entrepreneur, Harvard
professor, startup advisor &
investor. 28 major distinctions,...

Details

The Board of Directors

Director	Occupation	Joined
James Iversen	Sen-Jam Owner @ Sen-Jam Pharmaceutical	2017

Officers

Officer	Title	Joined

| James Iversen | CEO | 2017 |
| Jacqueline Iversen | Chief Clinical Officer | 2017 |

Voting Power ❓

Holder	Securities Held	Voting Power
Jacqueline Iversen	4,182,500 Class A Units	42.8%
James Iversen	4,105,780 Class A Unit	42.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2021	$612,500		Regulation D, Rule 506(c)
08/2022	$1,007,201		4(a)(6)
09/2022	$250,000		Section 4(a)(2)
01/2023	$309,476	Common Stock	Regulation Crowdfunding
05/2023	$140,000		Regulation D, Rule 506(c)
12/2023	$85,000		Regulation D, Rule 506(c)
07/2024	$100,000		Regulation D, Rule 506(c)
09/2024	$100,000		Regulation D, Rule 506(c)
04/2025	$2,930,393		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/31/2021	$612,500 ❓	8.0%	20.0%	$20,000,000	❓
09/26/2022	$250,000 ❓	8.0%	20.0%	$25,000,000	11/26/2023
05/24/2023	$140,000 ❓	8.0%	20.0%	$70,000,000	04/18/2025 ❓
12/11/2023	$85,000 ❓	8.0%	20.0%	$70,000,000	04/18/2025 ❓
07/19/2024	$100,000 ❓	8.0%	20.0%	$80,000,000	07/19/2026
09/30/2024	$100,000 ❓				

Outstanding Debts
None.

Related Party Transactions

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	08/24/2020
Interest	8.0 per annum
Discount rate	20.0
Maturity	08/24/2022

| Valuation cap | $20,000,000 |
| Relationship | Founder/Officer |

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	10/14/2020
Interest	8.0 per annum
Discount rate	20.0
Maturity	10/14/2022
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	01/14/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	01/12/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	02/24/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	02/24/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	08/20/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	08/20/2023

Valuation cap	$20,000,000
Relationship	Founder/Officer

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	06/23/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	06/23/2023
Valuation cap	$20,000
Relationship	Founder/Officer

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/29/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	09/29/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/10/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	09/10/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Name	James Iversen
Amount Invested	$1,000
Transaction type	Convertible Note
Issued	12/01/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	11/10/2023
Valuation cap	$20,000,000
Relationship	Director

Name	James Iversen

Name	James Iversen
Amount Invested	$10,353
Transaction type	Priced Round
Issued	10/22/2022
Relationship	Director

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	03/15/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	03/15/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	James Iversen
Amount Invested	$5,181
Transaction type	Priced Round
Issued	10/13/2022
Relationship	Director

Name	James Iversen
Amount Invested	$5,181
Transaction type	Priced Round
Issued	11/18/2022
Relationship	Director

Name	James Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	04/22/2023
Interest	8.0 per annum
Discount rate	20.0
Maturity	04/18/2025
Valuation cap	$70,000
Relationship	Director

Name	James Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	05/03/2023
Interest	8.0 per annum
Discount rate	20.0

Discount rate	20.0
Maturity	04/18/2025
Valuation cap	$25,000
Relationship	Director

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A	20,000,000	9,582,304	Yes

Warrants:	0
Options:	1,020,000

Form C Risks:

Our future success will depend on hiring and acquiring additional talented individuals to develop and market effective therapies.

Our future depends on geopolitical and supply chain risks to actively source Active Pharmaceutical Ingredients (API's) and deliver finished product.

Our future depends on developing therapeutics that are safe, efficacious, and competitive in the market place.

Our future success depends on working within the guidelines of regulatory agencies to satisfy their current review procedures and approval processes.

Our future success depends on the performance of partnerships and vendors to perform subcontracted clinical, regulatory, & Intellectual Property work.

Our future success depends on securing the funding (investment, grants, licensing revenue, etc.) to advance our clinical and regulatory development work to the point of licensing or sale of assets.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $25,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Sen-Jam Pharmaceutical Inc
Delaware Corporation

Delaware Corporation
Organized June 2022
5 employees
223 Wall Street, #130
Huntington NY 11743 http://sen-jam.com

Business Description

Refer to the Sen-Jam Pharmaceutical profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sen-Jam Pharmaceutical has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Sen Jam haven't filed an annual report for 2022 yet.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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